Exhibit 99.2
TRANSACTIONS IN UNITS DURING THE PAST SIXTY DAYS
BY THE REPORTING PERSONS
     The following table sets forth all transactions with respect to Units effected in the past sixty (60) days by any of the Reporting Persons inclusive of any transaction effected as of 5:30 p.m. Eastern Standard Time, on July 3, 2007.

Identity of Person	Transaction Dates	Units Acquired	Price Per Unit	Transaction Type

Trust Acquisition Company, LLC	5/4/07	315,600	N/A	Capital Contribution (1)

Trust Venture Company, LLC	5/4/07	315,600	N/A	Capital Contribution (2)

Trust Venture Company, LLC	6/28/07	2,415,854	$8.25	Tender Offer (3)

Trust Venture Company, LLC	7/3/07	2,900	$7.68	Open Market

(1)	Silver Point, a member of Trust Acquisition, contributed 315,600 Units valued at approximately $2.1 million, based on the average of the high and low sales prices for the Units on May 4, 2007, to Trust Acquisition in exchange for a membership interest in Trust Acquisition.

(2)	Trust Acquisition contributed 315,600 Units valued at approximately $2.1 million, based on the average of the high and low sales prices for the Units on May 4, 2007, to Trust Venture in exchange for a membership interest in Trust Venture.

(3)	Trust Venture purchased 2,415,854 Units through a tender offer that commenced on May 10, 2007 and expired at 12:00 midnight, New York City time, on June 28, 2007.